40-33

BR/22

811-00126

SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

October 20, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed in the United States District Court for the District of New Jersey on October 3, 2003 on behalf of Jean-Marc Zimmerman and the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") against Alliance Capital Management L.P. (File No. 801-56720, IARD No. 108477). The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Shaswat Das
Domenick Pugliese

APPENDIX A

AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.
AllianceBernstein Growth & Income Fund, Inc.	0000029292	811-00126
AllianceBernstein Mid-Cap Growth Fund, Inc.	0000019614	811-00204
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	0000812015	811-05088
AllianceBernsteinTrust - AllianceBernstein Value Fund - AllianceBernstein International Value Fund	0001129870	811-10221
AllianceBernstein Premier Growth Fund, Inc.	0000889508	811-06730
AllianceBernstein Quasar Fund, Inc.	0000081443	811-01716
AllianceBernstein Technology Fund, Inc.	0000350181	811-03131

(1)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

U.S. DISTRICT COURT

2003 OCT -3 P 3:55

Jean-Marc Zimmerman
Zimmerman, Levi & Korsinsky, LLP
226 St. Paul Street
Westfield, New Jersey 07090
Tel: (908) 654-8000
Fax: (908) 654-7207

Attorneys for Plaintiff Milton Pfeiffer

FILED

10-3-03
AT 8:30 ______M
WILLIAM T. WALSH
CLERK

MILTON PFEIFFER, Plaintiff, v. ALLIANCE CAPITAL MANAGEMENT L.P. Defendant.	Civil Action No. 03-4724 (FSH) **COMPLAINT** JURY TRIAL DEMANDED

Plaintiff, individually and on behalf of AllianceBernstein Technology Fund, AllianceBernstein Growth and Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein Growth Fund, AllianceBernstein Premier Growth Fund, AllianceBernstein International Value Fund and AllianceBernstein Value Fund, (hereinafter "the Funds"), by his attorneys, Zimmerman, Levi & Korsinsky LLP, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, the following:

NATURE OF THE CASE

1. Plaintiff brings this action on behalf of the Funds to recover the investment advisory fees paid by the Funds to its investment adviser, Alliance Capital Management L.P. ("Alliance Capital" or the "Adviser"), for breach of the Adviser's fiduciary duty by allowing the late trading and market timed trading of the Funds and because certain market timing transactions it allowed resulted in conflicts of interest.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 36(b) of the Investment Company Act of 1940, 15 U.S.C.§ 80a-35 (the "Investment Company Act").

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 36(b)(5) of the Investment Company Act, and 28 U.S.C. §§ 1331.

4. Venue is proper in this district because many of the acts and injuries alleged in this Complaint occurred within this District and defendant Alliance Capital maintains its offices in this District.

THE PARTIES

5. Plaintiff, an individual residing at 22 Niles Place, Staten Island, New York 10314, purchased and continues to hold shares of AllianceBernstein Premier Growth Fund, AllianceBernstein Technology Fund, AllianceBernstein Quasar Fund, and AllianceBernstein International Value Fund.

6. Defendant Alliance Capital, having a place of business at 500 Plaza Drive, Secaucus, New Jersey 07094, is, and at all relevant times was, the investment adviser to the Funds. Alliance Capital was compensated for providing investment advice to the Funds.

7. Pursuant to Section 36(b) of the Investment Company Act, Alliance Capital has a statutorily imposed fiduciary duty to the Funds. Alliance Capital breached its fiduciary duty and caused the Funds to incur millions of dollars in damages as a result of the breach.

8. For approximately the six months preceding the most recent semi-annual report for the individual funds that comprise the Funds, the aggregate adviser fees the Funds paid to the Adviser were approximately $79,703,445.00.

9. As described below, by virtue of Alliance Capital's breach of fiduciary duty in connection with the late trading and market timed trading of the Funds and the conflicts of interest that arose therefrom, the Funds incurred millions of dollars in damages. This suit seeks to recover those damages for the benefit of the Funds.

FACTS

10. On September 3, 2003, the Attorney General of the State of New York charged Canary Capital Partners, LLC ("Canary") and its Managing Principal, Edward J. Stern ("Stern"), with perpetrating "late trading" and "timed trading" schemes in the purchase and sale of shares of various mutual funds. These schemes permitted Canary to unlawfully reap millions of dollars in trading profits to the detriment of the other investors in the various mutual funds.

11. In the "late trading" scheme, mutual funds improperly gave orders placed by Canary after 4:00pm EST that day's pricing instead of the following day's pricing, as is lawfully required. By unlawfully providing Canary with that day's pricing for trades placed after 4:00pm EST., the mutual funds enabled Canary to exploit market-moving information made public after the close of trading at 4:00pm EST to the exclusion and detriment of other mutual fund investors.

12. The "timed trading" scheme involved permitting Canary to engage in short-term, in-and-out trading of mutual fund shares. Such trading unfairly exploits inefficiencies in the way that the net asset value ("NAV") of a fund is calculated because the NAV calculation may be based on "stale" prices of various securities included in a mutual fund's portfolio, such as foreign or illiquid securities.

13. Alliance Capital has acknowledged that market timing transactions in the Funds would have a negative impact on investors in the Funds as evidenced by the inclusion of a market timing policy in the prospectuses of the Funds. In relevant part, the prospectuses state:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations.

Because Alliance Capital thus recognized the negative impact market timing would have on Fund investors, Alliance Capital had a fiduciary duty to the Fund investors to prevent detrimental market timing transactions in the Funds.

14. An article in the September 8, 2003 issue of the Wall Street Journal revealed that Canary in fact had arrangements with Alliance Capital to time their mutual funds. The article stated in relevant part:

> Mr. Stern's firm also appears to have had arrangements allowing short term trading with funds by Alliance Capital Management Holding LP. ... according to people familiar with Mr. Stern's trading.

15. On October 2, 2003, the Wall Street Journal confirmed that Stern placed late trades on the Alliance Growth and Income Fund:

according to a copy of trade orders obtained by Mr. Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately $11 million transaction.

16. On September 30, 2003, Alliance Capital acknowledged that it had been contacted by the New York State Attorney General and the Securities and Exchange Commission in connection with the mutual fund investigation. In a press release issued that day, Alliance Capital admitted that based on:

> "its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest with certain market timing transactions."

17. For example, according to an article in the October 1, 2003 issue of the Wall Street Journal, the AllianceBernstein Technology Fund was permitted to be timed by its portfolio manager, Gerald Malone.

18. Under the scheme, Mr. Malone allowed favored investors to engage in market-time transactions in the Technology Fund, to the detriment of other shareholders of the Technology Fund, in exchange for investments in hedge funds also managed by him. Considering that hedge fund operators collect fees as a percentage of assets under management, these additional investments solicited from the favored investors permitted Malone and/or Alliance Capital to collect additional management fees at the expense of shareholders in the Technology Fund.

19. Included in the scheme was Charles Schaffran, a marketing executive employed by Alliance Capital, who arranged for Daniel Calugar, a broker with Security Brokerage Inc. of Las Vegas, Nevada, to make market-timing transactions in the Technology

Fund, and perhaps in other funds, in exchange for investments in other funds managed by Malone and/or Alliance Capital.

20. Malone and/or Alliance Capital were unjustly enriched on the backs of shareholders of the Technology Fund by "bartering" market-timed trading access for investments into other funds managed by Malone and/or Alliance Capital that resulted in additional lucrative management fees.

21. After uncovering Mr. Malone's scheme that harmed investors in the Technology Fund, and perhaps harmed investors in other funds managed by Alliance Capital, Alliance Capital announced in the press release that it had "suspended" two employees. According to the October 1, 2003 Wall Street Journal Article, the employees that were "suspended" were Mr. Malone and Mr. Schaffran.

22. Alliance Capital's internal investigation into improper trading practices and abuses in its mutual funds continues.

ALLIANCE CAPITAL'S BREACH OF FIDUCIARY DUTY UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT

23. Alliance Capital breached its fiduciary duty to the Funds in violation of its statutorily imposed duty because, among other things, it improperly allowed market timed trading to the detriment of investors in the Funds and because market timed trading access was peddled in exchange for investments in other funds that resulted in the unjust enrichment to the Adviser.

24. As a direct, proximate, and foreseeable result of allowing market timed trading of the Funds and the conflicts of interest that resulted therefrom, Alliance Capital caused the Funds to incur millions of dollars in damages.

COUNT I

FOR VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT AGAINST ALLIANCE CAPITAL

25. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

26. This Count is asserted against Alliance Capital for its breach of fiduciary duty in its role as investment adviser to the Funds, pursuant to Section 36(b) of the Investment Company Act.

27. As an adviser to the Funds, Alliance Capital had a duty to act with the highest degree of loyalty and fidelity when advising the Funds.

28. Alliance Capital breached its duty of loyalty because the Adviser allowed late trading and market timed trading in the Funds and because it bartered market timed trading access for investments in other funds that resulted in the unjust enrichment to the Adviser at the expense of the Funds.

29. By reason of its conduct described herein, Alliance Capital violated Section 36(b) of the Investment Company Act.

30. As a direct, proximate and foreseeable result of Alliance Capital's breach of the fiduciary duty of loyalty in its role as investment adviser to the Funds, the Funds have incurred millions of dollars in damages.

31. Plaintiff, by this action, seeks to recover the investment adviser fees paid to Alliance Capital by the Funds during the time when Alliance Capital was engaged in the breach of its fiduciary duties. Plaintiff also seeks to recover the investment adviser fees paid to Alliance Capital by any hedge funds that were unjustly obtained as a result of the behavior described above.

WHEREFORE, plaintiff demands judgment on behalf of himself and the members of the class as follows:

A. Granting judgment in favor of plaintiff for compensatory damages; together with pre-judgment interest at the maximum rate allowable by law;

B. Awarding plaintiff the costs and disbursements of this action, including reasonable allowances of fees for plaintiff's attorneys and experts; and

C. Granting plaintiff such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

ZIMMERMAN, LEVI & KORSINSKY, LLP

By: [signature]
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
Tel: (908) 654-8000
Fax: (908) 654-7207

- and -

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
Tel: (212) 363-7500
Fax: (212) 363-7171

- and –

BEATIE AND OSBORN, LLP
Daniel A. Osborn
521 Fifth Ave - 34th Flr.
New York NY 10175
Tel: (212) 888-9000
Fax: (212) 888-9664

Attorneys for Plaintiff

Dated: October 3, 2003
Westfield, New Jersey